Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

January 9, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

Re:
Delta Oil & Gas, Inc.
Form l0-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 333-82636
Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
Registration Statement on Form 10-SB
Filed May 12, 2006
File No. 000-52001
Response Letters Dated October 18, 2006, November 8, 2006 and November 27, 2006

____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to Staff’s letter of December 13, 2006 by Karl Hiller, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB, Form 10-KSB for the fiscal year ended December 31, 2005, and Form 10-QSB for the fiscal quarter ended September 30, 2006 (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2006 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
Please file your amendments to Form 10-SB, Form 10-KSB for the fiscal year ended December 31, 2005, and Forms 10-QSB for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 incorporating all appropriate revisions.

In response to this comment, the Company filed amendment to Form 10-KSB for the fiscal year ended December 31, 2005, and Forms 10-QSB for the fiscal quarters ended March 31, 2006 and June 30, 2006. The Company will file amendments to the Form 10-QSB for the fiscal quarter ended September 30, 2006 and the Form 10-SB when all comments have been satisfied in your review process.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 - Significant Accounting Policies, page F-7

d) Asset Retirement Obligations, page F-8

2.
We note that you have proposed adding disclosure of non-compliance with SFAS 143, including quantification of the related amounts, in response to prior comment 5. Although we may not object to your view on materiality, disclosure of non-compliance with the accounting standard appears inconsistent with this view.

In response to this comment, the Company added disclosure in the second paragraph under the subheading “Assets Retirement Obligations” that the Company determined pursuant to SFAS 143 that the net effect of the ARO calculation to the Company’s income statements would be immaterial and deleted the quantified amounts from the disclosure.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 4 - Natural Gas and Oil Properties, page F-11

3.
We note you disclose under a) iii on page F-12 that for Owl Creek Prospect, your Isbill #1-36 project was abandoned during the three months ended September 30, 2006 and $81,026 as charged to your income statement for the quarter. Please modify your disclosure to clarify whether this amount is included in the $368,987 reported for the assignment on page F-11, having increased from the $300,000 amount disclosed on page 8 in your June 30, 2006 Form 10-QSB. Additionally, clarify the line item to which your recorded the credit offsetting your $81,026 charge, since the $368,987 amount does not appear to have been reduced by this charge.

In response to this comment, the Company notes that its disclosure in the MD&A discusses how the balance of $368,987 was constructed for the Owl Creek Prospect. Additionally, the Company modified its cash flow statement to reflect the treatment of the write-off for Isbill #1-36.

4.
Please revise our disclosure to address the status or disposition of costs that were associated with the Texalta and Brinx properties listed in the corresponding disclosure of your June 30, 2006 Form 10-QSB.

In response to this comment, the Company revised its nomenclature to accurately reflect the name of the prospects rather than the names of the operators.

2

Critical Accounting Policies, page 12

Natural Gas and Oil Properties, page 12

5.
Similar to comment 4, please expand your disclosure to address how you factor in each type of cost in your application of the full cost ceiling test as specified in (A), (B), and (C) of Rule 4-10(c)(4)(i) of Regulation S-X.

In response to this comment, the Company expanded its disclosure in the “Critical Accounting Policies” section under the subheading “Natural Gas and Oil Properties” to address how each type of cost in your application of the full cost ceiling test as specified in (A), (B), and (C) of Rule 4-10(c)(4)(i) of Regulation S-X.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that, pursuant to SFAS 143, the net effect of the ARO calculation to the Company’s income statement would be immaterial to record in its financial statements for the year ended December 31, 2005.

F-9

 DELTA OIL & GAS, INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
(Stated in U.S. Dollars)

	For the Nine Months Ended September 30,		From Inception on January 9, 2001 Through September 30,
	2006	2005	2006
Cash Flows From Operating Activities:

Net loss	$(346,694)	$(409,873)	$(1,219,908)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and depletion	6,630	217	44,234
Impairment of natural gas and oil properties	-	-	65,503
Dry well costs written off	-	-	199,523

Changes in operating assets and liabilities:
Accounts receivable	(2,921)	(1,530)	(12,989)
Accounts payable	(13,748)	287,983	79,570
Note payable	(39,397)	(17,362)	(30,001)
Prepaid expenses	(6,887)	(8,047)	(8,502)

Net Cash Used in Operating Activities	(403,017)	(148,612)	(882,570)

Cash Flows From Investing Activities:

Purchase of other equipment	-	(1,751)	(3,492)
Investment in natural gas and oil working interests	(1,483,882)	(1,869,394)	(3,796,451)

Net Cash Used in Investing Activities	(1,483,882)	(1,871,145)	(3,799,943)

Cash Flows From Financing Activities:

Proceeds from issuance of common stock	2,264,297	1,988,439	5,418,915
Shares subscription received	-	739,985	-
Shares subscription receivable	16,000	(16,000)	-
Due to related party	-	(13,122)	-
Advances payable	-	(7,974)	-
Promissory note payable	-	174,187	-

Net Cash Provided by Financing Activities	2,280,297	2,865,515	5,418,915

Net Increase In Cash And Cash Equivalents	393,398	845,758	736,402

Cash And Cash Equivalents At Beginning Of Period
(Excess Of Checks Issued Over Funds On Deposit)	343,004	-	-

Cash And Cash Equivalents At End Of Period	$736,402	$845,758	$736,402

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Natural Gas and Oil Properties

Unproved properties consist of lease acquisition costs and costs on well currently being drilled on the properties. The recorded costs of the investment in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired.

b)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that, pursuant to SFAS 143, the net effect of the ARO calculation to the Company’s income statement would be immaterial to record in its financial statements for the year ended December 31, 2005.

c)	Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES

a) Proved Property	Cost	Accumulated Depletion	Net Value September 30, 2006	Net Value December31, 2005

i. Liberty Valance	$102,346	$(101,074)	$1,272	$1,272

ii. Wordsworth Property	185,677	(2,0630)	183,614	-

iii. Owl Creek Prospect	368,987	(4,100)	364,887	-
	$657,010	$107,237	$549,773	$1,272

Descriptions

i. Liberty Valance

In February 2001, the Company acquired and 8.9% working interest in a gas well located in California at a cost of $90,000. The well commenced production in February 2001 following a redrill.

ii. Wordsworth Prospect (formerly ‘Texalta’), Saskatchewan, Canada

On April 10, 2006, the Company entered into an agreement (the “Agreement”) with Petrex Energy Ltd., for a participation and Farmout agreement where the Company will participate for 15% gross working interest before payout (BPO) and 7.5% gross working interest after pay out (APO) in a proposed four well horizontal drilling program in the Wordsworth area in Southeast Saskatchewan, Canada. As at September 30, 2006, the Company had advanced $185,677 (CDN$205,693) as its share of the costs in this Agreement. During the quarter, the Wordsworth Prospect started to produce revenue.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4. NATURAL GAS AND OIL PROPERTIES (Continued)

a) Proved Property

iii.  Owl Creek Prospect (formerly ‘Brinx’), Oklahoma, USA

In June 2006, Delta Oil & Gas entered into an agreement to accept the assignment of an undivided 20% working interest in a potential oil well known as the Powell #2 and an option to purchase a 20% interest in all future wells drilled on the land surrounding Powell#2. In addition Delta has an option to participate in any lands of mutual interest that may be acquired in the future by the Owl creek participating partners. The cost to Delta for this assignment was $368,987. Isbill #1-36 was abandoned during the 3 months ending September 30, 2006, and costs amounted to $81,026 was charged to the income statement for the quarter. During the quarter, the Owl Creek Prospect started to produce revenue.

b) Unproved Properties

		SEPTEMBER 30 2006	DECEMBER 31 2005
i.	Todd Creek Acquisition cost Cash call	$597,263 583,571	$597,263 519,990
ii.	Hillspring Acquisition cost	414,766	414,766
iii.	Cache Slough Prospect Cash call	431,887	301,387
iv.	Strachan Prospect Acquisition cost	347,431	207,294
v.	Palmetto Point Prospect Acquisition cost (10 wells) Acquisition cost (2 wells) vi. Mississippi	425,000 70,000 100,000	- - -
		$2,969,918	$2,040,700

Going Concern

As shown in the accompanying financial statements, we have incurred a net loss of $1,219,908 since inception. To achieve profitable operations, we require additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Our management believes that sufficient funding will be available to meet our business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that we will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of our products under development. As a result of the foregoing, there exists substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition.

Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only our proportionate interest in such activities.

Natural Gas and Oil Properties

We account for our oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of unevaluated and unproved properties not being amortized, if any, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

Revenue Recognition

We use the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas

12